SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2005

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________




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                         Internet Gold-Golden Lines Ltd.

6-K Items

1. Press Release re Internet Gold to Become Smile-Internet Gold: Re-branding All Activities Under the Brand "smile" dated June 27, 2005.



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                                                                          Item 1


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Press Release                                              Source: Internet Gold

Internet Gold to Become Smile-Internet Gold: Re-branding All Activities Under the Brand "smile"

Monday June 27, 9:15 am ET

PETACH TIKVA, Israel, June 27 /PRNewswire-FirstCall/ -- Internet Gold (NASDAQ:
IGLD - News) today announced that it is re-branding all of its activities and those of its subsidiaries, and will begin marketing them all under a single new brand: "smile".

Commenting on the news, Mr. Eli Holtzman, CEO of Smile-Internet Gold, said, "Our re-branding is a strategic marketing move with two goals: raising awareness of the many services we provide, and simultaneously boosting the profitability of the entire group through significant savings in advertising costs. By focusing intensive marketing and advertising efforts on the "smile" brand and eliminating the need for multiple individual campaigns, we will be able to optimize our marketing investments, reducing the investment required to gain maximum advertising effectiveness. Besides building brand recognition for the broad scope of our operations, this will significantly reduce the cost of entering into new markets, a direction mandated in our business development plans."

The need for a new brand grew out of the expansion the Group's activities, which have grown over the past decade beyond Internet access to include VoIP-based telephony services as well as a variety of portal/Internet advertising and e-Commerce activities. The new smile brand will allow customers to recognize and appreciate the connection between the wealth of services offered by the Group, understanding that all offer the same high level of customer service and monetary value associated with the Group's original Internet access business.

We will use Internet Gold's existing trademark, the familiar round, yellow and black smiling logo that has represented Internet Gold since its inception, as smile's logo. According to research carried out recently by Shiluv, 90% of Israeli Internet surfers between the ages of 16-55 recognize the symbol, with 81% recognizing it as the symbol of Internet Gold.

As part of the re-branding process, all of the Group's activities will be renamed: the Internet Access business will begin marketing under the name "smile.net", business services under the name "smile.biz", international telephony services under the name "smile.015", e-Commerce activities under the name "smile.shops" and portal and Internet advertising activities under the name "smile.media." All marketing materials will list all Group activities to drive home its power and range.

The re-branding process was led by Roni Dunevitch and Bar-Koren Advertising in cooperation with SIT Strategic Consulting.

About Internet Gold

Internet Gold is a communications group that provides Internet access and related value-added services, international telephony, e-Advertising, content and e-Commerce services throughout Israel under the brand name "smile" to both residential and business customers.

The group's operations are carried out through four main companies. Internet Gold, the publicly traded parent company serves as HQ to the group and also is the ISP which provides access and telephony services. Through MSN Israel, its joint-venture (50.1% owned) with Microsoft Corp. (49.9% owned), the Company operates Israel's leading Internet portal. Its fully-owned subsidiary, GoldMind, focuses on the provision of Internet value-added services and is the owner of 100% of the Start portal. Through GoldTrade, its fully-owned e-Commerce subsidiary, the Company has established itself as one of Israel's leading e-Commerce providers, P1000. In addition, its fully-owned subsidiary Internet Gold International specializes in the provision of international Internet and communication services.



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For additional  information  about  Internet  Gold,  please visit our Website at
www.igld.com


Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

    For further information, please contact:
    Ms. Idit Azulay, Internet Gold
    +972-39399848
    i.azulay@zahav.net.il



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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                 (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  June 27, 2005